Correspondence

                           RODOBO INTERNATIONAL, INC.
                         26, Chaowai Road, Suite A2205,
                    Chaoyang District, Beijing, 100020, China


                                                                November 5, 2008


BY EDGAR AND
FACSIMILE (202) 772-9206

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Jason Niethamer, Esq.

         Re:      Rodobo International, Inc.
                  Current Report on Form 8-K/A
                  Filed on November 5, 2008
                  File Number 000-50340

Ladies and Gentlemen:

         In connection with our filing of the above referenced Amendment to the Current Report on Form 8-K/A, the undersigned, being all of the officers and directors of the Rodobo International Inc. (the "Company"), hereby acknowledge the following:

         1. The Company is fully responsible for the adequacy and accuracy of the disclosure in the filing.

         2. Staff comments or changes to the disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing.

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250. Thank you for your attention to this matter.


                                Very truly yours,

                                RODOBO INTERNATIONAL, INC.

                                By: /s/ Yanbin Wang
                                    -----------------------------
                                Name: Yanbin Wang
                                Title: Chief Executive Officer
                                (Principal Executive Officer)


                                By: /s/ Xiuzhen Qiao
                                    -----------------------------
                                Xiuzhen Qiao
                                Chief Financial Officer
                                (Principal Accounting Officer and
                                Principal Financial Officer)


                                By: /s/ Ranny Liang
                                    -----------------------------
                                Ranny Liang
                                Director


                                By: /s/ Ross Warner
                                    -----------------------------
                                Ross Warner
                                Director